Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Registration Statement No. 333-106851
                                                              Date: September 29, 2003

Further information

Alcan has filed with the Securities and Exchange Commission a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and Pechiney securityholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney securityholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraph for information about how you can obtain a free copy of the registration statement.

Press Release	A

FOR IMMEDIATE RELEASE

Alcan's Offer to Acquire Pechiney Cleared

by Department of Justice

Montreal, Canada - September 29, 2003 - Alcan Inc. [NYSE, TSX: AL] today announced that it has reached an agreement with the U.S. Department of Justice that clears its offer to acquire Pechiney [NYSE: PY, PARIS: PEC].

Under this agreement and a related consent decree, Alcan will divest Pechiney's aluminum rolling mill located in Ravenswood, West Virginia, following its acquisition of Pechiney. The agreement resolves the only competition issue raised by the Department of Justice, which involved the concentration of suppliers in the North American market for brazing sheet.

The consent decree was filed in U.S. District Court today and, as a result, the statutory waiting period under the U.S. Hart-Scott Rodino (HSR) Act will expire tonight.

"The agreement with the Department of Justice removes the final condition related to our tender offer for Pechiney," said Travis Engen, President and CEO of Alcan Inc. "We are pleased that, along with the clearances received from the French Conseil des Marchés Financiers and the Merger Task Force of the European Commission, the offer is now ready to be launched."

Alcan expects its offer documentation to be approved by the securities regulators in France and the U.S. in the coming days.

Alcan confirms that its commitments to the U.S. Department of Justice and the European Commission represent approximately five percent of the new entity's combined unaudited pro forma revenues.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling with 2002 revenues of US$12.5 billion. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.

Pursuant to article 7 of the COB Regulation no. 2002-04, this press release was remitted to the (French) Commission des operations de bourse prior to its release.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368